EXHIBIT 2

Major Vitacost.com Inc. shareholder calls on the CEO and Board to sell the leading on-line vitamin retailer after nearly four years of operating losses

Contact: Tony Knight or Seth Lubove

Sitrick And Company

310-788-2850

Los Angeles, CA – February 20, 2014 – A shareholder with 7.7% of Vitacost.com Inc. (NASDAQ:VITC) common stock today called on the CEO and Board to unlock shareholder value by putting the Company up for sale.

Ryan Drexler, president and shareholder of Consac, LLC, said Vitacost has more than two million customers and approximately $400 million in annual revenue but continues to report operating losses and has seen its stock price decline approximately 37% in the last six months.

In a letter to CEO Jeffrey J. Horowitz and the Board, Drexler said he believes the public markets are unlikely to recognize the full value of the Company’s market presence and distribution network.

“While I remain supportive of Vitacost.com and its growth potential as a major on-line retailer, I am deeply concerned with the significant disparity that exists between the value of the Company’s customer base and distribution network and the trading range of its shares,” wrote Drexler, whose family founded Country Life Vitamins in the 1970s.

“The only way to unlock this value for shareholders is to put the Company up for sale,” he added. “The Company’s market share and distribution network will be of interest to several significant industry players and other retailers, who will be able to better leverage the Company’s strengths within a larger, better capitalized entity.”

Drexler said in the letter that he had helped manage and grow Country Life before he negotiated its sale in 2005 to Japanese conglomerate Kikkoman Corporation, adding “to say the whole vitamin-related space is in my blood would be an understatement.”

Drexler’s Consac, LLC owns 2.6 million shares totaling 7.7% of the Company.

About Consac, LLC

Consac, LLC ("Consac") invests in the securities of publicly traded and venture-stage companies, primarily in the health and wellness space. Consac may increase, decrease, dispose of or change the form or substance of its investment in Vitacost.com for any or no reason, at any time. Consac also may change its views about Vitacost.com at any time. Consac disclaims any obligation to notify the market of any such changes.

The information and opinions contained in this press release and the letter attached hereto are based on publicly available information about Vitacost.com and other companies. Although Consac believes the statements it makes in this press release and such letter are accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, Consac makes no representation or warranty, express or implied, as to the accuracy or completeness of the statements contained in this press release or such letter and expressly disclaims any liability relating to those statements (or any inaccuracies or omissions therein). Thus, shareholders and others should conduct their own independent investigation and analysis of those statements and of Vitacost.com and any other companies to which those statements may be relevant. Furthermore, some of the statements herein and in the letter attached hereto are forward-looking statements, estimates, projections and opinions. Such statements, estimates, projections and opinions may prove to be substantially inaccurate and are inherently subject to significant risks and uncertainties beyond Consac's control.

The statements that Consac makes herein and in the letter attached hereto are not investment advice or a recommendation or solicitation to buy or sell any securities, nor is Consac soliciting any proxy or other action from or by any shareholder. Except where otherwise indicated, those statements speak as of the date made, and Consac undertakes no obligation to correct, update or revise those statements.

Source: Consac, LLC